UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):  Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press Release of Satyam dated June 21, 2009.
EX-99.2 Press Release of Tech Mahindra and Satyam dated June 23, 2009.

Other Events
On June 21, 2009, Satyam Computer Services Limited (“Satyam”) issued a press release announcing its new brand identity, ‘Mahindra Satyam.’ A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
In addition, on June 23, 2009, Tech Mahindra Limited (“Tech Mahindra”) and Satyam announced the appointment of CP Gurnani as the Chief Executive Officer of Mahindra Satyam (the new brand identity of Satyam) and S Durga Shankar as the Chief Financial Officer of Mahindra Satyam, effective immediately. A copy of the press release is attached hereto as exhibit 99.2 and is incorporated by reference.
Exhibits:
99.1	Press Release of Satyam dated June 21, 2009.

99.2	Press Release of Tech Mahindra and Satyam dated June 23, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

Date: June 23, 2009

EXHIBITS INDEX
99.1	Press Release of Satyam dated June 21, 2009.

99.2	Press Release of Tech Mahindra and Satyam dated June 23, 2009.